

02005540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washir ,.on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52176



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boston Equity Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
21 York Brook Road
(No. and Street)

Canton	MA	02021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark C. Butts 781 828 2874
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DiBennedeto + Co
(Name — *if individual, state last, first, middle name*)

One Industrial Dr.	Hudson	NH	03051
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark C. Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Equity Advisors, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Managing Member

Title

Notary Public exp 11/28/2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

To the Members
Boston Equity Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Boston Equity Advisors, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeBenedetto & Company, P.A.

January 10, 2002

BOSTON EQUITY ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT



DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

Independent Auditors' Report

To the Members
Boston Equity Advisors, LLC:

We have audited the accompanying statement of financial condition of Boston Equity Advisors, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Equity Advisors, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiBenedetto & Company, P.A.

January 10, 2002

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 12,711
Prepaid Insurance	362
TOTAL ASSETS	$ 13,073

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$ 1,000
Members' Equity	12,073
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 13,073

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 18,750
Management advisory fees	105,000
Total Revenues	123,750
Expenses:	
Office supplies and expense	4,131
Education	2,380
Dues and subscriptions	1,902
License fees	1,080
Audit fee	1,000
Travel	760
Advertising and promotion	559
Annual report fee	500
Legal	477
Meals and entertainment	378
Insurance	315
Parking/Tolls	216
Postage	205
Telephone	74
Miscellaneous	524
Total Expenses	14,501
Net Income	$ 109,249

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Members' Equity
Balance at January 1, 2001	$ 38,324
Net Income	109,249
Distributions to members	(135,500)
Balance at December 31, 2001	$ 12,073

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows - Operating Activities:	
Net Income	$ 109,249
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase to prepaid insurance	(47)
Decrease in accounts receivable	15,000
Increase in accounts payable	1,000
Net cash provided by operating activities	125,202
Cash Flows - Investing Activities:	-
Cash Flows - Financing Activities:	
Distributions to members	(135,500)
Net cash used for financing activities	(135,500)
Decrease in cash	(10,298)
Cash - Beginning of period	23,009
Cash - End of period	$ 12,711

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Boston Equity Advisors, LLC (the "Company") was organized as a Massachusetts limited liability company in October 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

2. Significant Accounting Policies

The summary of significant accounting policies of Boston Equity Advisors, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues
Commissions on the private placement of securities in which the Company acts as an agent are recorded as the security transactions occur. Management advisory fees are recognized as earned over the term of the contract.

Income Taxes
The Company has been organized as a limited liability company. No provision for income taxes has been made since the Company is not a taxable entity and the individual members report their respective share of the Company's taxable income or loss.

Advertising Costs
Advertising costs which are expensed as incurred amounted to $ 559 for the year ended December 31, 2001.

Cash Flow Information
For purposes of reporting cash flows, the Company considers all savings deposits, certificates of deposits, and money market funds and deposits purchased with a maturity of three months or less to be cash equivalents.

2. **Significant Accounting Policies (Continued)**

Concentration of Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Two customers, one of which was a related party, accounted for all of the Company's revenue during the year ended December 31, 2001 (See Note 4).

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first twelve months after commencing business as a broker or dealer). At December 31, 2001, the Company had net capital of $11,711 which was $6,711 in excess of its required net capital of $5,000, total aggregate indebtedness of $1,000, and a net capital ratio of .085 to 1.

4. **Related Party Transactions**

In November 1999 the Company was engaged to act as financial advisor and lead placement agent to conduct a private placement of a customer's common stock or other equity securities. Under the provisions of the agreement, the Company earned management advisory fees of $45,000 during 2001. The agreement expired during 2001.

The agreement also provided that upon the closing of any such contemplated private placement the Company would receive a fee equal to 7.5% of the gross proceeds that the customer receives from the offering. The customer would issue to the Company a certain number of warrants to purchase voting common stock of the customer, dependent on the amount of money raised from the offering, at an exercise price per share equal to the fair market value per share on the closing date of the financing. During 2001, the Company received commissions of $18,750 under this agreement.

For the period from August 25, 2000 through February 2001, a member of the Company was Chief Financial Officer of the customer. Under this arrangement the customer did not compensate the member directly but paid the Company management advisory fees.

5. Profit Sharing Pension Plan

The Company has a profit sharing pension plan which covers all qualified members and employees. Company contributions to the plan are discretionary. The Company does not account for member's contributions to the plan as an expense of the Company, since the contributions are made directly by the members to the plan from their member distributions.

SCHEDULE

BOSTON EQUITY ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2001

Members' Equity	$ 12,073
Less: Ownership Equity Not Allowed	-
Total Members' Equity Qualified for Net Capital	12,073
Add: Liabilities Subordinated to Claims of General Creditors	-
Total Capital and Subordinated Liabilities	12,073
Deductions and/or Charges	-
Less: Total Nonallowable Assets	(362)
Less: Haircuts	
15% - Securities	-
15% - Undue Concentration	-
Net Capital	11,711
Minimum Net Capital Required	5,000
Excess Net Capital	$ 6,711
Total Aggregate Indebtedness - Accounts Payable	$ 1,000
Ratio: Aggregate Indebtedness to Net Capital	.085 to 1

There is no material difference between the net capital as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2001 and the net capital shown above.